UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Zynga Inc.
File No. 333-175298 - CF#29165

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     Zynga Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.15 to a Form S-1/A filed on November 4, 2011, as modified by the same contract refiled with fewer redactions as Exhibit 10.5 to a Form 10-Q/A filed on February 5, 2014.

     Based on representations by Zynga Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.15 to Form S-1/A filed November 4, 2011   through May 14, 2015
Exhibit 10.5 to Form 10-Q/A filed on February 5, 2014   through May 14, 2015

     For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Elizabeth M. Murphy
Secretary